Exhibit 99.1

Execution Version

16,600,000 Common Shares

ACASTI PHARMA INC.

UNDERWRITING AGREEMENT

October 4, 2018

Oppenheimer & Co. Inc.

as Representative of the several

Underwriters named in Schedule I hereto

85 Broad Street

New York, New York 10004

Ladies and Gentlemen:

Acasti Pharma Inc., a company incorporated under the laws of the Province of Québec (the "Company"), proposes, subject to the terms and conditions contained herein, to sell to you and the other underwriters named on Schedule I to this Agreement (the "Underwriters"), for whom you are acting as Representative (the "Representative"), an aggregate of 16,600,000 shares (the "Firm Shares") of the Company's common shares, no par value (the "Common Shares"). The respective amounts of the Firm Shares to be purchased by each of the several Underwriters are set forth opposite their names on Schedule I hereto. In addition, the Company proposes to grant to the Underwriters an option to purchase up to an additional 2,490,000 shares (the "Option Shares") of Common Shares from the Company for the purpose of covering over-allotments in connection with the sale of the Firm Shares. The Firm Shares and the Option Shares are collectively called the "Shares."

The Company has prepared and filed in conformity with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the published rules and regulations thereunder (the "Rules") adopted by the Securities and Exchange Commission (the "Commission") a Registration Statement (as hereinafter defined) on Form F-3 (No. 333-223464), including a related prospectus dated March 16, 2018 (the "Base Prospectus") relating to Common Shares, warrants to purchase Common Shares and units of the Company that may be sold from time to time by the Company in accordance with Rule 415 of the Securities Act, and such amendments thereof as may have been required to the date of this Agreement. Copies of such Registration Statement (including all amendments thereof and all documents deemed incorporated by reference therein) and of the related Base Prospectus have heretofore been delivered by the Company or are otherwise available to you.

The term "Registration Statement" as used in this Agreement means the registration statement, including all exhibits, financial schedules and all documents and information deemed to be part of the Registration Statement by incorporation by reference or otherwise, as amended from time to time, including the information (if any) contained in the form of final prospectus filed with the Commission pursuant to Rule 424(b) of the Rules and deemed to be part thereof at the time of effectiveness pursuant to Rule 430A and Rule 430B of the Rules.

If the Company has filed an abbreviated registration statement to register additional Shares pursuant to Rule 462(b) under the Rules (the "462(b) Registration Statement"), then any reference herein to the Registration Statement shall also be deemed to include such 462(b) Registration Statement. The term "Preliminary Prospectus" means the Base Prospectus, together with any preliminary prospectus supplement used or filed with the Commission pursuant to Rule 424 of the Rules, in the form provided to the Underwriters by the Company for use in connection with the offering of the Shares. The term "Prospectus" means the Base Prospectus, any Preliminary Prospectus and any amendments or further supplements to such prospectus, and including, without limitation, the final prospectus supplement, filed pursuant to and within the limits described in Rule 424(b) with the Commission in connection with the proposed sale of the Shares contemplated by this Agreement through the date of such Prospectus Supplement. The term "Effective Date" shall mean each date that the Registration Statement and any post-effective amendment or amendments thereto became or become effective. The Preliminary Prospectus relating to the Shares that is included in the Registration Statement immediately prior to the Applicable Time including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof is hereinafter called the “Statutory Prospectus.” Unless otherwise stated herein, any reference herein to the Registration Statement, any Preliminary Prospectus, the Statutory Prospectus (as hereinafter defined) and the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, including pursuant to Item 6 of Form F-3 under the Securities Act, which were filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on or before the date hereof or are so filed hereafter. Any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, any Preliminary Prospectus, the Statutory Prospectus or the Prospectus shall be deemed to refer to and include any such document filed or to be filed under the Exchange Act after the date of the Registration Statement, any such Preliminary Prospectus, the Statutory Prospectus or Prospectus, as the case may be, and deemed to be incorporated therein by reference.

The Company understands that the Underwriters propose to make a public offering of the Shares, as set forth in and pursuant to the Statutory Prospectus (as hereinafter defined) and the Prospectus, as soon after the Effective Date and the date of this Agreement as the Representatives deem advisable. The Company hereby confirms that the Underwriters and dealers have been authorized to distribute or cause to be distributed each Preliminary Prospectus, and each Issuer Free Writing Prospectus (as hereinafter defined) and are authorized to distribute the Prospectus (as from time to time amended or supplemented if the Company furnishes amendments or supplements thereto to the Underwriters).

1.     Sale, Purchase, Delivery and Payment for the Shares. On the basis of the representations, warranties and agreements contained in, and subject to the terms and conditions of, this Agreement:

(a)       The Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price of $0.9340 per share (the "Initial Price"), the number of Firm Shares set forth opposite the name of such Underwriter under the column "Number of Firm Shares to be Purchased from the Company" on Schedule I to this Agreement, subject to adjustment in accordance with Section 8 hereof.

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(b)       The Company hereby grants to the several Underwriters an option to purchase, severally and not jointly, all or any part of the Option Shares at the Initial Price. The number of Option Shares to be purchased by each Underwriter shall be the same percentage (adjusted by the Representatives to eliminate fractions) of the total number of Option Shares to be purchased by the Underwriters as such Underwriter is purchasing of the Firm Shares. Such option may be exercised only to cover over-allotments in the sales of the Firm Shares by the Underwriters and may be exercised in whole or in part at any time on or before 12:00 noon, New York City time, on the business day before the Firm Shares Closing Date (as defined below), and from time to time thereafter within 30 days after the date of this Agreement, in each case upon written, facsimile or telegraphic notice, or verbal or telephonic notice confirmed by written, facsimile or telegraphic notice, by the Representatives to the Company no later than 12:00 noon, New York City time, on the business day before the Firm Shares Closing Date or at least two business days before the Option Shares Closing Date (as defined below), as the case may be, setting forth the number of Option Shares to be purchased and the time and date (if other than the Firm Shares Closing Date) of such purchase.

(c)       Payment of the purchase price for, and delivery of certificates for, the Firm Shares shall be made at the offices of Oppenheimer & Co. Inc., 85 Broad Street, New York, New York 10004, at 10:00 a.m., New York City time, on October 9, 2018 or at such time on such other date, not later than ten (10) business days after the date of this Agreement, as shall be agreed upon by the Company and the Representatives (such time and date of delivery and payment are called the "Firm Shares Closing Date"). In addition, in the event that any or all of the Option Shares are purchased by the Underwriters, payment of the purchase price, and delivery of the certificates, for such Option Shares shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representatives and the Company, on each date of delivery as specified in the notice from the Representatives to the Company (such time and date of delivery and payment are called the "Option Shares Closing Date"). The Firm Shares Closing Date and any Option Shares Closing Date are called, individually, a "Closing Date" and, together, the "Closing Dates."

(d)       Payment shall be made to the Company by wire transfer of immediately available funds or by certified or official bank check or checks payable in New York Clearing House (same day) funds drawn to the order of the Company, against delivery of the respective certificates to the Representatives for the respective accounts of the Underwriters of certificates for the Shares to be purchased by them.

(e)       The Shares shall be registered in such names and shall be in such denominations as the Representatives shall request at least two full business days before the Firm Shares Closing Date or, in the case of Option Shares, on the day of notice of exercise of the option as described in Section 1(b) and shall be delivered by or on behalf of the Company to the Representatives through the facilities of the Depository Trust Company ("DTC") for the account of such Underwriter.

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2.     Representations and Warranties of the Company. The Company represents and warrants to the Underwriters as of the Applicable Time (as defined below) and as of the Firm Shares Closing Date and as of each Option Shares Closing Date (if any), as follows (unless otherwise indicated, all references to the Company in this Section 2 shall refer to the Company, its subsidiaries and its variable interest entities):

(a)             The Company has filed with the Commission a registration statement on Form F-3 (No. 333-223464), including any related prospectus or prospectuses, for the registration of the Firm Shares and Option Shares under the Securities Act, which registration statement and amendment or amendments have been prepared by the Company in conformity in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act (the “Securities Act Regulations”) and will contain all material statements that are required to be stated therein in accordance with the Securities Act and the Securities Act Regulations. The Registration Statement has previously been declared effective by the Commission, and the Company meets the requirements for use of Form F-3 under the Securities Act.

(b)            Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares or until any earlier date that the Company notified or notifies the Representative as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, the Statutory Prospectus or the Prospectus.

If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the Statutory Prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading, the Company has promptly notified or will promptly notify the Representative and has promptly amended or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(c)             (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Rules) of the Shares and (ii) at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 of the Rules,  including (but not limited to) the Company or any other subsidiary in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 of the Rules.

(d)            “Applicable Time” means 8:30 a.m., Eastern time, on the date of this Agreement.

(e)             “Issuer Free Writing Prospectus” means each “free writing prospectus” (as defined in Rule 405 of the Rules) prepared by or on behalf of the Company or used or referred to by the Company in connection with the offering of the Shares, including, without limitation, any electronic road show (including without limitation any “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act) (each, a “Road Show”).

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(f)             “General Disclosure Package” means the price to the public and the number of Shares offered and sold, and the underwriting discount per Share, as indicated on the cover page of the Prospectus and Schedule IV hereto and the Statutory Prospectus (as hereinafter defined), all considered together.

(g)            [RESERVED]

(h)            The Company has previously filed with the Commission a Form 8-A providing for the registration pursuant to Section 12(b) under the Exchange Act, of the Common Shares. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration.

(i)              Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus: (i) there has been no material adverse effect, or any development that could reasonably be expected to result in a material adverse effect, in the condition, financial or otherwise, or in the earnings/losses, business, operations or prospects, whether or not arising from transactions in the ordinary course of business, of the Company (any such change is called a “Material Adverse Effect”), (ii) the Company has not incurred any material liability or obligation, indirect, direct or contingent nor entered into any material transaction or agreement, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of share capital or repurchase or redemption by the Company of any class of share capital (other than Common Shares issued in satisfaction of interest payable on the Company’s outstanding unsecured convertible debentures). Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company has not sent or received any communication regarding termination of, or intent not to renew, any of the contracts, agreements or customer relationships referred to or described in the Registration Statement, the General Disclosure Package and the Prospectus.

(j)              The Common Shares are listed on The NASDAQ Capital Market and the TSX Venture Exchange (collectively, the “Exchanges”), and the Common Shares to be issued in this offering have been approved for listing on the Exchanges, subject to official notice of issuance, and the Company has taken no action designed to, or likely to have the effect of, delisting the Common Shares from the Exchanges, nor has the Company received any notification that either of the Exchanges is contemplating terminating such listing.

(k)            The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act).

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(l)              Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied in all material respects with the requirements of the Securities Act and the Securities Act Regulations. Each Preliminary Prospectus, including the prospectus filed as part of the Registration Statement as originally filed or as part of any amendment or supplement thereto, and the Prospectus, at the time each was filed with the Commission, complied in all material respects with the requirements of the Securities Act and the Securities Act Regulations. Each Preliminary Prospectus delivered to the Underwriters for use in connection with this Offering and the Prospectus was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(m)          Neither the Registration Statement nor any amendment thereto, at its effective time, as of the Applicable Time, at the Closing Date or at any Option Closing Date, contained, contains or will contain an untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(n)            The General Disclosure Package, as of the Applicable Time, at the Closing Date or at any Option Closing Date, did not, does not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Limited Use Free Writing Prospectus does not conflict in any material respect with the information contained in the Registration Statement, any Preliminary Prospectus, the Statutory Prospectus or the Prospectus, and each such Issuer Limited Use Free Writing Prospectus, as supplemented by and taken together with the Statutory Prospectus as of the Applicable Time, did not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements made or statements omitted in reliance upon and in conformity with written information furnished to the Company with respect to the Underwriters by the Representative expressly for use in the Registration Statement, the Statutory Prospectus or the Prospectus or any amendment thereof or supplement thereto. The parties acknowledge and agree that such information provided by or on behalf of any Underwriter consists solely of the disclosure contained in the 4th and 10th paragraphs under the caption “Underwriting” in the Prospectus related to the compensation of the Underwriters and the stabilization activities of the Underwriters (the “Underwriters’ Information”).

(o)            Neither the Prospectus nor any amendment or supplement thereto (including any prospectus wrapper), as of its issue date, at the time of any filing with the Commission pursuant to Rule 424(b), at the Closing Date or at any Option Closing Date, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to the Underwriters’ Information.

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(p)            The agreements and documents described in the Registration Statement, the General Disclosure Package and the Prospectus conform in all material respects to the descriptions thereof contained therein and there are no agreements or other documents required by the Securities Act and the Securities Act Regulations to be described in the Registration Statement, the General Disclosure Package and the Prospectus or to be filed with the Commission as exhibits to the Registration Statement, that have not been so described or filed. Each agreement or other instrument (however characterized or described) to which the Company is a party or by which it is or may be bound or affected and (i) that is referred to in the Registration Statement, the General Disclosure Package and the Prospectus, or (ii) is material to the Company’s business, has been duly authorized and validly executed by the Company, is in full force and effect in all material respects and is enforceable against the Company and, to the Company’s knowledge, the other parties thereto, in accordance with its terms, except (x) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (y) as enforceability of any indemnification or contribution provision may be limited under the federal, state and provincial securities laws, and (z) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. None of such agreements or instruments has been assigned by the Company, and neither the Company nor, to the Company’s knowledge, any other party is in material default thereunder and, to the Company’s knowledge, no event has occurred that, with the lapse of time or the giving of notice, or both, would constitute a material default thereunder, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus. To the Company’s knowledge, performance by the Company of the material provisions of such agreements or instruments will not result in a violation of any existing applicable law, rule, regulation, judgment, order or decree of any governmental agency or court, domestic or foreign, having jurisdiction over the Company or any of its assets or business (each, a “Governmental Entity”), including, without limitation, those relating to environmental laws and regulations, that would reasonably be expected to constitute a Material Adverse Effect.

(q)            No securities of the Company have been sold by the Company or by or on behalf of, or for the benefit of, any person or persons controlling, controlled by or under common control with the Company, except as disclosed in the Registration Statement, the General Disclosure Package and the Preliminary Prospectus, other than Common Shares issued in satisfaction of interest payable on the Company’s outstanding unsecured convertible debentures.

(r)             The disclosures in the Registration Statement, the General Disclosure Package and the Prospectus concerning the effects of federal, state, provincial, local and all foreign laws, rules and regulations relating to the Company’s business as currently contemplated are correct in all material respects and no other such regulations are required to be disclosed in the Registration Statement, the General Disclosure Package and the Prospectus which are not so disclosed.

(s)             Subsequent to the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, and except as may otherwise be indicated or contemplated herein or disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company has not: (i) issued any securities (other than (i) grants under any share compensation plan, (ii) common shares issued upon exercise or conversion of option, warrants or convertible securities described in the Registration Statement, the General Disclosure Package and the Prospectus or (iii) Common Shares issued in satisfaction of interest payable on the Company’s outstanding unsecured convertible debentures) or incurred any liability or obligation, direct or contingent, for borrowed money; or (ii) declared or paid any dividend or made any other distribution on or in respect to its capital shares.

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(t)              Neither the execution, delivery and performance of this Agreement by the Company nor the consummation of any of the transactions contemplated hereby (including, without limitation, the issuance and sale by the Company of the Shares) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or require any consent or waiver under, or result in the execution or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or its subsidiaries pursuant to the terms of, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company is a party or by which the Company or any of its properties or businesses is bound, or any franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries or violate any provision of the charter or by-laws of the Company or any of its subsidiaries, except for such consents or waivers which have already been obtained and are in full force and effect or those that should not reasonably be expected to have a Material Adverse Effect.

(u)            No transaction has occurred between or among the Company and any of its officers or directors, shareholders or any affiliate or affiliates of any such officer or director or shareholder that is required to be described in and is not described in the Registration Statement, the Statutory Prospectus and the Prospectus.

(v)            The Company has not taken, nor will it take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Stock or any security of the Company to facilitate the sale or resale of any of the Shares.

(w)           To the knowledge of the Company, KPMG LLP (the “Auditor”), whose report is filed with the Commission as part of the Registration Statement, the General Disclosure Package and the Prospectus, is an independent registered public accounting firm as required by the Securities Act and the Securities Act Regulations and the Public Company Accounting Oversight Board. The Auditor has not, during the periods covered by the financial statements included in the Registration Statement, the General Disclosure Package and the Prospectus, provided to the Company any non-audit services, as such term is used in Section 10A(g) of the Exchange Act, other than tax services.

(x)            Except as described in the Statutory Prospectus and the Prospectus and as preapproved in accordance with the requirements set forth in Section 10A of the Exchange Act, the Auditor has not been engaged by the Company to perform any “prohibited activities” (as defined in Section 10A of the Exchange Act).

(y)            Except as described in the Statutory Prospectus and the Prospectus, there are no material off-balance sheet arrangements (as defined in Item 303 of Regulation S-K) that have or are reasonably likely to have a material current or future effect on the Company’s financial condition, revenues or expenses, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

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(z)             The financial statements, including the notes thereto and supporting schedules included in the Registration Statement, the General Disclosure Package and the Prospectus, fairly present in all material respects the financial position and the results of operations of the Company at the dates and for the periods to which they apply; and such Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. Except as included therein, no historical or pro forma financial statements are required to be included in the Registration Statement, the General Disclosure Package or the Prospectus under the Securities Act or the Securities Act Regulations. The pro forma and pro forma as adjusted financial information and the related notes, if any, included in the Registration Statement, the General Disclosure Package and the Prospectus have been properly compiled and prepared in all material respects in accordance with the applicable requirements of the Securities Act and the Securities Act Regulations and present fairly in all material respects the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. All disclosures contained in the Registration Statement, the General Disclosure Package or the Prospectus regarding “non-IFRS financial measures” (as such term is defined by the rules and regulations of the Commission, including with respect to foreign private issuers), if any, comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable. Each of the Registration Statement, the General Disclosure Package and the Prospectus discloses all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that may have a material current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, (a) the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions other than in the ordinary course of business, (b) the Company has not declared or paid any dividends or made any distribution of any kind with respect to its capital stock, (c) there has not been any change in the capital stock of the Company (other than (i) grants under any share compensation plan, (ii) Common Shares issued upon exercise or conversion of options, warrants or convertible securities described in the Registration Statement, the General Disclosure Package and the Prospectus and (iii) Common Shares issued in satisfaction of interest payable on the Company’s outstanding unsecured convertible debentures), and (d) there has not been any Material Adverse Effect in the Company’s long-term or short-term debt.

(aa)          Based on the evaluation of its disclosure controls and procedures, the Company is not aware of (i) any material weakness or significant deficiency in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in internal controls; or (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls.

(bb)         The Company’s Board of Directors has validly appointed an audit committee whose composition satisfies the requirements of Rule 5605 of the NASDAQ Stock Market and the Board of Directors and/or the audit committee has adopted a charter that satisfies the requirements of Rule 5605 of the NASDAQ Stock Market.  The audit committee has reviewed the adequacy of its charter within the past twelve months.

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(cc)          The Company maintains insurance covering the properties, operations, personnel and business of the Company in such amounts and with such deductibles and covering such risks as are reasonably adequate and customary for its business. The Company has no knowledge that it will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to result in a Material Adverse Effect. The Company has not been denied any insurance coverage which it has sought or for which it has applied in the past two years.

(dd)         The Company had, at the date or dates indicated in the Registration Statement, the General Disclosure Package and the Prospectus, the duly authorized, issued and outstanding capitalization as set forth therein. Based on the assumptions stated in the Registration Statement, the General Disclosure Package and the Prospectus, the Company will have on the Closing Date the adjusted share capitalization set forth therein. Except as set forth in, or contemplated by, the Registration Statement, the General Disclosure Package and the Prospectus, on the Effective Date, as of the Applicable Time, on the Closing Date and any Option Closing Date, there will be no share options, warrants, or other rights to purchase or otherwise acquire any authorized, but unissued Common Shares or any security convertible or exercisable into Common Shares, or any contracts or commitments to issue or sell Common Shares or any such options, warrants, rights or convertible securities.

(ee)          All issued and outstanding securities of the Company issued prior to the transactions contemplated by this Agreement have been duly authorized and validly issued and are fully paid and non-assessable; the holders thereof have no rights of rescission with respect thereto, and are not subject to personal liability by reason of being such holders; and except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, none of such securities were issued in violation of the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company. The authorized Common Shares, Company preferred shares and other securities of the Company to be outstanding upon consummation of the Offering conform in all material respects to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus. The offers and sales of the outstanding Common Shares were at all relevant times either registered under the Securities Act and the applicable U.S. state securities or “blue sky” laws or, based in part on the representations and warranties of the purchasers of such shares, exempt from such registration requirements.

(ff)           The Firm Shares and Option Shares have been duly authorized for issuance and sale and, when issued and paid for, will be validly issued, fully paid and non-assessable; the holders thereof are not and will not be subject to personal liability by reason of being such holders; the Firm Shares and Option Shares are not and will not be subject to the preemptive rights of any holders of any security of the Company or similar contractual rights granted by the Company; and all corporate action required to be taken for the authorization, issuance and sale of the Firm Shares and Option Shares has been duly and validly taken; the Firm Shares and Option Shares conform in all material respects to all statements with respect thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus.

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(gg)         Except as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, no holders of any securities of the Company or any right exercisable for or convertible or exchangeable into securities of the Company have the right to require the Company to register any such securities of the Company under the Securities Act or to include any such securities in a registration statement to be filed by the Company (except for any such rights that have been waived).

(hh)         This Agreement has been duly and validly authorized by the Company, and, when executed and delivered, will constitute, the valid and binding agreement of the Company, enforceable against the Company in accordance with their respective terms, except: (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (ii) as enforceability of any indemnification or contribution provision may be limited under the federal, state and provincial securities laws; and (iii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(ii)            The Company is not in violation of its articles or by-laws, and is not in default (nor would it be, with the giving of notice or lapse of time, in default) under any indenture, mortgage, loan or credit agreement, note, guarantee, contract, franchise, lease or other instrument to which the Company is a party or by which it is bound (including, without limitation, any credit agreement, guarantee, indenture, pledge agreement, security agreement or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness of the Company, if any), or to which any of the property or assets of the Company is subject (each, an “Existing Instrument”), except for such defaults as would not be reasonably expected to, individually or in the aggregate, result in any change or effect in the business, operations, results of operations, assets, capitalization, financial condition, rights or liabilities of the Company which is materially adverse to the business, operations or financial condition of the Company (a “Material Adverse Effect”). The Company’s execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and thereby and by the Prospectus and the issuance and sale of the Common Shares (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the constating documents or the by-laws of the Company, (ii) will not conflict with or constitute a breach of, or default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, or require the consent of any other party to, any Existing Instrument except for such conflicts, breaches, defaults or a Debt Repayment Triggering Event as would not be reasonably expected to, individually or in the aggregate, result in a Material Adverse Effect and (iii) will not result in any material violation of any law, administrative regulation or administrative or court decree applicable to the Company. As used herein, a “Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company.

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(jj)            Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, the Company is not aware of any legislation, or proposed legislation, which it reasonably expects will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company.

(kk)         Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company holds all licenses, certificates, approvals and permits from all provincial, federal, state, United States, foreign and other regulatory authorities, including but not limited to the United States Food and Drug Administration (the “FDA”), Health Canada (“HC”), the European Medicines Agency (the “EMA”) and any foreign regulatory authorities performing functions similar to those performed by the FDA, HC and the EMA, that are material to the conduct of the business of the Company as such business is now conducted as described in the Registration Statement, the General Disclosure Package and the Prospectus, all of which are valid and in full force and effect and there is no proceeding pending or, to the knowledge of the Company, threatened which may cause any such license, certificate, approval or permit to be withdrawn, cancelled, suspended or not renewed.

(ll)            Nothing has come to the attention of the Company that has caused the Company to believe that the completed studies, tests, preclinical studies and clinical trials conducted by or on behalf of the Company that are described in the Registration Statement, the General Disclosure Package and the Prospectus were not conducted, in all material respects, in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company; or that the drug substances used in the clinical trials have not been manufactured, in all material respects, under “current good manufacturing practices”, when required, in the United States, Canada and other jurisdictions in which such clinical trials have been and are being conducted.

(mm)     No filing or submission to the FDA, HC, the EMA or any other regulatory body, that was or is intended to be the basis for any approval of the Company’s products or product candidates, to the knowledge of the Company, contains any material omission or material false information.

(nn)         The Company is not in violation in any material respect, of any material law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body, applicable to the investigation of new drugs in humans and animals, including, but not limited to, those promulgated by the FDA, HC or the EMA.

(oo)         The descriptions in the Registration Statement, the General Disclosure Package and the Prospectus of the results of the clinical trials referred to therein are consistent in all material respects with such results and no other studies or other clinical trials whose results are known to the Company are materially inconsistent with or otherwise materially call into question the results described or referred to in the Registration Statement, the General Disclosure Package and the Prospectus. To the Company’s knowledge, the studies, tests and preclinical and clinical trials conducted by or on behalf of the Company were and, if still pending, are, in all material respects, being conducted in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable laws and authorizations.

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(pp)         The Company possesses such valid and current certificates, authorizations or permits issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct its business, as now conducted, except where the failure to possess such certificates, authorizations or permits would not, individually or in the aggregate, result in a Material Adverse Effect, and the Company has not received, nor has any reason to believe that it will receive, any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to result in a Material Adverse Effect.

(qq)         The Company has all corporate power and authority to enter into this Agreement and to carry out the provisions and conditions hereof, and all consents, authorizations, approvals and orders required in connection therewith have been obtained. No consent, authorization or order of, and no filing with, any court, government agency or other body is required for the valid issuance, sale and delivery of the Firm Shares and Option Shares and the consummation of the transactions and agreements contemplated by this Agreement, and as contemplated by the Registration Statement, the General Disclosure Package and the Prospectus, except with respect to applicable U.S. federal and state securities laws and the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

(rr)           To the Company’s knowledge, all information contained in the questionnaires (the “Questionnaires”) completed by each of the Company’s directors, officers and 10% shareholders immediately prior to the Offering (the “Insiders”) as supplemented by all information concerning the Company’s directors, officers and principal shareholders as described in the Registration Statement, the General Disclosure Package and the Prospectus, provided to the Underwriters, is true and correct in all material respects and the Company has not become aware of any information which would cause the information disclosed in the Questionnaires to become materially inaccurate and incorrect.

(ss)          Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there are no legal or governmental actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened or contemplated (i) against or affecting the Company, (ii) which have as the subject thereof any officer or director (in his or her capacity as such) of, or property owned or leased by, the Company or (iii) relating to environmental or discrimination matters, where in any such case (A) there is a reasonable expectation that such action, suit or proceeding will be determined adversely to the Company or such officer or director, (B) any such action, suit or proceeding, if so determined adversely, would reasonably be expected to result in a Material Adverse Effect or materially and adversely affect the consummation of the transactions contemplated by this Agreement and (C) any such action, suit or proceeding is or would be material in the context of the sale of the Common Shares. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, no material labor dispute with the employees or independent contractors of the Company exists or, to the Company’s knowledge, is threatened or imminent.

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(tt)            The Company has no liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Registration Statement, the General Disclosure Package and the Prospectus, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business, or (ii) which would not reasonably be expected to have a Material Adverse Effect.

(uu)         The Company does not own or control, directly or indirectly, any corporation, association or other entity. The Company has been duly incorporated and is validly existing as a Company in good standing under the Business Corporations Act (Québec) and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement. The Company is duly qualified as a corporation, foreign corporation, or extra-provincial corporation, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, result in a Material Adverse Effect.

(vv)         [RESERVED]

(ww)      Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there are no claims, payments, arrangements, agreements or understandings relating to the payment of a finder’s, consulting or origination fee by the Company or any Insider with respect to the sale of the Firm Shares and Option Shares hereunder or any other arrangements, agreements or understandings of the Company or, to the Company’s knowledge, any of its shareholders that may affect the Underwriters’ compensation, as determined by FINRA.

(xx)         [RESERVED]

(yy)         None of the net proceeds of the Offering will be paid by the Company to any participating FINRA member or its affiliates, except as specifically authorized herein.

(zz)          There is no (i) officer or director of the Company, (ii) to the Company’s knowledge, beneficial owner of 5% or more of any class of the Company’s securities or (iii) to the Company’s knowledge, beneficial owner of the Company’s unregistered equity securities which were acquired during the 180-day period immediately preceding the original filing of the Registration Statement that, in each case, is an affiliate or associated person of a FINRA member participating in the Offering (as determined in accordance with the rules and regulations of FINRA).

(aaa)       Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company is aware of or has made any contribution or other payment or taken any action, directly or indirectly, that has resulted or would result in a violation of the Foreign Corrupt Practices Act of 1977 (United States), as amended, and the rules and regulations thereunder (the “FCPA”), or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any “foreign public official” (as such term is defined in the CFPOA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA.

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(bbb)      Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any other person acting on behalf of the Company, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and the Company will not, directly or indirectly, use the proceeds of the Offering hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(ccc)       The operations of the Company are, and have been conducted at all times, in compliance with all material applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (United States), as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ddd)      [RESERVED]

(eee)       Except as described in the Statutory Prospectus and the Prospectus, the Company has not sold or issued any shares of Common Stock during the six-month period preceding the date of the Prospectus, including any sales pursuant to Rule 144A under, or Regulations D or S of, the Securities Act, other than shares issued pursuant to employee benefit plans, qualified stock options plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(fff)         None of the Company, its directors or its officers has  distributed nor  will  distribute prior to the later of (i) the Firm Shares Closing Date, or the Option Shares Closing Date, and (ii) completion of the distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than any Preliminary Prospectus, the Prospectus, the Registration Statement and other materials, if any, permitted by the Securities Act and consistent with Section 4(d) below.

(ggg)      Any certificate signed by any duly authorized officer of the Company and delivered to the Representative shall be deemed a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

(hhh)      Schedule II hereto contains a complete and accurate list of the Company’s officers and directors (collectively, the “Lock-Up Parties”). The Company has caused each of the Lock-Up Parties to deliver to the Representative an executed and fully enforcable Lock-Up Agreement, in the form attached hereto as Exhibit A (the “Lock-Up Agreement”), prior to the execution of this Agreement.

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(iii)          The Company has no direct or indirect subsidiaries or variable interest entities and does not hold any equity interests in any other entity.

(jjj)          There are no material business relationships or related-party transactions within the meaning of IFRS required to be described in Registration Statement, the General Disclosure Package and the Prospectus, which have not been described in the Registration Statement, the General Disclosure Package and the Prospectus.

(kkk)      The Board of Directors of the Company is comprised of the persons set forth under the heading of the Statutory Prospectus and the Prospectus captioned “Board of Directors and Management.” The qualifications of the persons serving as board members and the overall composition of the board comply with the Exchange Act, the Exchange Act Regulations, the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder (the “Sarbanes-Oxley Act”) applicable to the Company and the listing rules of the Exchanges. At least one member of the Audit Committee of the Board of Directors of the Company qualifies as an “audit committee financial expert,” as such term is defined under Regulation S-K and the listing rules of the Exchanges. In addition, at least a majority of the persons serving on the Board of Directors qualify as “independent,” as defined under the listing rules of the Exchanges.

(lll)          The Company has developed and currently maintains disclosure controls and procedures that will comply with Rule 13a-15 or 15d-15 under the Exchange Act Regulations applicable to it, and such controls and procedures are effective to ensure that all material information concerning the Company will be made known on a timely basis to the individuals responsible for the preparation of the Company’s Exchange Act filings and other public disclosure documents.

(mmm)      The Company is, or at the Applicable Time and on the Closing Date will be, in material compliance with the provisions of the Sarbanes-Oxley Act applicable to it, and has implemented or will implement such programs and taken reasonable steps to ensure the Company’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all of the material provisions of the Sarbanes-Oxley Act.

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(nnn)      The Company maintains systems of “internal control over financial reporting” (as defined under Rules 13a-15 and 15d-15 under the Exchange Act Regulations) that comply in all material respects with the requirements of the Exchange Act and have been designed by, or under the supervision of, its principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company is not aware of any material weaknesses in its internal controls. The Company’s auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses, if any, in the design or operation of internal controls over financial reporting which are known to the Company’s management and that have adversely affected or are reasonably likely to adversely affect the Company’ ability to record, process, summarize and report financial information; and (ii) any fraud, if any, known to the Company’s management, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(ooo)      The Company is not and, after giving effect to the offering and the application of the proceeds thereof as described in the Registration Statement, the General Disclosure Package and the Prospectus, will not be, required to register as an “investment company,” as defined in the Investment Company Act of 1940, as amended.

(ppp)      To the knowledge of the Company, none of the current directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public corporation or of a corporation listed on a particular stock exchange.

(qqq)      Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there are no outstanding complaints against the Company before any government employment standards branch, tribunal or human rights tribunal, nor, to the knowledge of the Company, are there any threatened material complaints or any occurrence that may reasonably be expected to lead to a material complaint, in each case under any human rights legislation or employment standards legislation. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there are no outstanding decisions or settlements or pending settlements under any employment standards legislation that place any obligation upon the Company to do or to refrain from doing any act. The Company is not delinquent in any material respect in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions, bonuses or other direct compensation for any service performed for it or amounts required to be reimbursed to such employees, consultants or independent contractors, and all such amounts have been properly accrued in the books and records of the Company. The Company is in compliance in all material respects with all applicable laws related to employment, including those related to wages, hours and the payment and withholding of taxes and other sums as required by law and has not and is not engaged in any unfair labor practice.

(rrr)         Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

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(sss)        Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company is the sole and exclusive owner of all right, title and interest in and to, or has a valid and enforceable right to use pursuant to a written license, all trademarks, trade names, service marks, patents, patent applications, other patent rights, copyrights, domain names, software, inventions, processes, databases, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other similar intellectual property rights, whether registered or unregistered and in any jurisdiction (collectively, “Intellectual Property Rights”) reasonably necessary to conduct its businesses as now conducted or proposed to be conducted as described in the Registration Statement, the General Disclosure Package and the Prospectus, free and clear of all liens and encumbrances.

(ttt)          Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, to the knowledge of the Company, the Company’s business as now conducted or proposed to be conducted as described in the Registration Statement, the General Disclosure Package and the Prospectus, does not infringe, conflict with or otherwise violate any Intellectual Property Rights of others, and the Company has not received, and has no reason to believe that it will receive, any notice of infringement or conflict with asserted Intellectual Property Rights of others, or any facts or circumstances which would render any Intellectual Property Rights invalid or inadequate to protect the interest of the Company therein.

(uuu)      To the knowledge of the Company, there is no infringement by third parties of any Intellectual Property Rights owned by the Company.

(vvv)      Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim relating to Intellectual Property Rights owned by the Company.

(www)  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity.

(xxx)      All licenses for Intellectual Property Rights owned or used by the Company are valid, binding upon and enforceable by or against the Company and, to the Company’s knowledge, against the parties thereto in accordance with their terms.

(yyy)      None of the technology employed by the Company has been obtained or is being used by the Company in violation of any contractual obligation binding on the Company or, to the Company’s knowledge, any of its officers, directors or employees or otherwise in violation of the rights of any third party.

(zzz)       Except as would not result in a Material Adverse Effect, all assignments from inventors to the Company have been obtained and filed with the appropriate patent offices for all of the Company’s patent applications.

(aaaa)    Except as would not reasonably be expected to result in a Material Adverse Effect, the Company does not have knowledge of any claims of third parties to any ownership interest or unregistered lien with respect to the Company’s or its licensors’ patents and patent applications.

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(bbbb)  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company does not know of any facts which would form a basis for a finding of unenforceability or invalidity of any of the patents, trademarks or service marks of the Company.

(cccc)    The Company does not know of any material defects of form in the preparation or filing of the patent applications of the Company.

(dddd)  To the knowledge of the Company, the Company has complied with the U.S. Patents and Trademark Office duties of candor and disclosure for each patent and patent application of the Company.

(eeee)    Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company does not know of any fact with respect to the patent applications of the Company presently on file that (A) would preclude the issuance of patents with respect to such applications, (B) would lead it to conclude that such patents, when issued, would not be valid and enforceable in accordance with applicable regulations or (C) would result in a third party having any rights in any patents issuing from such patent applications.

(ffff)      The Company has taken all commercially reasonable steps to protect, maintain and safeguard each of its rights in all Intellectual Property Rights in each jurisdiction where the business of the Company is currently conducted, including to its knowledge, the execution of appropriate nondisclosure and confidentiality agreements.

(gggg)  The Company has good and marketable title to all property and other assets reflected as owned by it in the Registration Statement, the General Disclosure Package and the Prospectus, in each case (except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus) free and clear of any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects except those that do not materially and adversely affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company. The real property, improvements, equipment and personal property held under lease by the Company are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the conduct of the business of the Company.

(hhhh)  The Company has filed all U.S. federal, Canadian federal and all other foreign, provincial, state, local or other income and franchise tax returns required to be filed by it or has properly requested extensions thereof, other than those tax returns where the failure to file would not result in a Material Adverse Effect, and has paid all taxes and any similar assessment, including interest and penalties applicable thereto, that are due and payable by it, other than those being contested in good faith and by appropriate proceedings, those as to which adequate reserves have been provided or those where failure to pay would not, individually or in the aggregate, result in a Material Adverse Effect.

(iiii)        The Company is not in violation of or has not received notice of any violation with respect to any U.S. or Canadian law relating to discrimination in the hiring, promotion or pay of employees, nor any applicable federal or state wages and hours law, nor any state law precluding the denial of credit due to the neighborhood in which a property is situated, the violation of any of which would reasonably be expected to have a Material Adverse Effect.

19

(jjjj)        At the time of filing the Registration Statement and any post-effective amendment thereto, at the time of effectiveness of the Registration Statement and any amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act Regulations) of the Firm Shares and Option Shares and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(kkkk)  The statistical, demographic and market-related data included in the Registration Statement, the General Disclosure Package or the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate in all material respects or represent the Company’s good faith estimates that are made on the basis of data derived from such sources.

(llll)        No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the General Disclosure Package or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(mmmm)     The Company, and, to the Company’s knowledge, each of its affiliates, and any director, officer, agent or employee of, or other person associated with or acting on behalf of the Company, has acted at all times in compliance with applicable Export and Import Laws (as defined below) and there are no claims, complaints, charges, investigations or proceedings pending or expected or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and any governmental authority under any Export or Import Laws. The term “Export and Import Laws” means the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act of 1979, as amended, the Export Administration Regulations, and all other laws and regulations of the United States government regulating the provision of services to non-U.S. parties or the export and import of articles or information from and to the United States of America, and all similar laws and regulations of any foreign government regulating the provision of services to parties not of the foreign country or the export and import of articles and information from and to the foreign country to parties not of the foreign country.

(nnnn)  Except as would not, singly or in the aggregate, result in a Material Adverse Effect, the Company is not in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”).

(oooo)  Except as would not, singly or in the aggregate, result in a Material Adverse Effect, the Company has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their requirements.

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(pppp)  There are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company.

(qqqq)  to the knowledge of the Company, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company relating to Hazardous Materials or any Environmental Laws.

(rrrr)      Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the Offering to be integrated with prior offerings by the Company for purposes of the Securities Act that would require the registration of any such securities under the Securities Act.

(ssss)     To the Company’s knowledge, no director, officer, key employee or consultant of the Company is subject to any confidentiality, non-disclosure, non-competition agreement or non-solicitation agreement with any employer or prior employer that could reasonably be expected to materially affect his ability to be and act in his respective capacity of the Company or be expected to result in a Material Adverse Effect.

(tttt)        No consent, approval, authorization, order, filing, registration or qualification of or with any governmental agency or body or any court is required for the consummation by the Company of the transactions contemplated by the Underwriting Agreement in connection with the issuance and sale of the Offered Securities by the Company, except such as have been or will be obtained or made under the Securities Act or under state securities laws or the securities laws of any jurisdiction outside the United State in which the Offered Securities are offered and sold.

3.        Conditions of the Underwriters' Obligations. The obligations of the Underwriters under this Agreement are several and not joint. The respective obligations of the Underwriters to purchase the Shares are subject to each of the following terms and conditions:

(a)        Notification that the Registration Statement has become effective shall have been received by the Representatives and the Prospectus shall have been timely filed with the Commission in accordance with Section 4(a) of this Agreement and any material required to be filed by the Company pursuant to Rule 433(d) of the Rules shall have been timely filed with the Commission in accordance with such rule.

21

(b)         No order preventing or suspending the use of any Preliminary Prospectus, the Prospectus or any “free writing prospectus” (as defined in Rule 405 of the Rules), shall have been or shall be in effect and no order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the Commission, and any requests for additional information on the part of the Commission (to be included in the Registration Statement or the Prospectus or otherwise) shall have been complied with to the satisfaction of the Commission and the Representatives. If the Company has elected to rely upon Rule 430A, Rule 430A information previously omitted from the effective Registration Statement pursuant to Rule 430A shall have been transmitted to the Commission for filing pursuant to Rule 424(b) within the prescribed time period and the Company shall have provided evidence satisfactory to the Underwriters of such timely filing, or a post-effective amendment providing such information shall have been promptly filed and declared effective in accordance with the requirements of Rule 430A.

(c)         The representations and warranties of the Company contained in this Agreement and in the certificates delivered pursuant to Section 3(d) shall be true and correct when made and on and as of each Closing Date as if made on such date. The Company shall have performed all covenants and agreements and satisfied all the conditions contained in this Agreement required to be performed or satisfied by them at or before such Closing Date.

(d)         The Representatives shall have received on each Closing Date a certificate, addressed to the Representatives and dated such Closing Date, of the chief executive officer and the chief financial officer or chief accounting officer of the Company, on behalf of the Company and not in their individual capacities, to the effect that: (i) the representations, warranties and agreements of the Company in this Agreement were true and correct when made and are true and correct as of such Closing Date; (ii) the Company has performed all covenants and agreements and satisfied all conditions contained herein; (iii) they have carefully examined the Registration Statement, the Prospectus, the General Disclosure Package, and any individual Issuer Free Writing Prospectus and, in their opinion (A) as of the Effective Date the Registration Statement and Prospectus did not include, and as of the Applicable Time, neither (i) the General Disclosure Package, nor (ii) any individual Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included, any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (B) since the Effective Date, no event has occurred which should have been set forth in a supplement or otherwise required an amendment to the Registration Statement, the Statutory Prospectus or the Prospectus; (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and, to their knowledge, no proceedings for that purpose have been instituted or are pending under the Securities Act; and (v) there has not occurred any material adverse change in the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Company and its subsidiaries considered as a whole.

(e)       The Representatives shall have received: (i) simultaneously with the execution of this Agreement, a signed letter from the Auditor addressed to the Representatives and dated the date of this Agreement, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Disclosure Package, and (ii) on each Closing Date, a signed letter from the Auditor addressed to the Representatives and dated the date of such Closing Date(s), in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus.

22

(f)       The Representative shall have received on each Closing Date from Osler, Hoskin & Harcourt LLP, counsel for the Company, a written opinion and negative assurance statement, addressed to the Representative and dated such Closing Date, in form and substance reasonably satisfactory to the Representative.

(g)       The Representative shall have received on each Closing Date from each of Norton Rose Fulbright LLP and Foley & Lardner LLP, as intellectual property counsel to the Company, a written opinion and negative assurance statement, addressed to the Representative and dated as of such Closing Date, in form and substance reasonably satisfactory to the Representative.

(h)       The Representative shall have received on the Closing Date from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel for the Representative, a negative assurance statement, addressed to the Representative and dated such Closing Date, with respect to such matters as the Representative may reasonably require, and the Company shall have furnished or provided access to such counsel of such documents as they request for enabling them to pass upon such matters.

(i)        All proceedings taken in connection with the sale of the Firm Shares and the Option Shares as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives, and their counsel.

(j)        The Representatives shall have received copies of the Lock-up Agreements executed by each entity or person listed on Schedule II hereto.

(k)        The Shares shall have been approved for quotation on the NASDAQ Capital Market, subject only to official notice of issuance. On or prior to the Firm Shares Closing Date, the Shares shall have been approved for listing on the TSX Venture Exchange by the TSX Venture Exchange, subject to a final approval and payment of listing fees, and the Underwriters shall have received a copy of such approval.

(l)       The Representatives shall be reasonably satisfied that since the respective dates as of which information is given in the Registration Statement, the Statutory Prospectus, the General Disclosure Package and the Prospectus, (i) there shall not have been any material change in the capital stock of the Company or any material change in the indebtedness (other than in the ordinary course of business) of the Company, (ii) except as set forth or contemplated by the Registration Statement, the Statutory Prospectus, the General Disclosure Package or the Prospectus, no material oral or written agreement or other transaction shall have been entered into by the Company that is not in the ordinary course of business or that could reasonably be expected to result in a material reduction in the future earnings of the Company, (iii) no loss or damage (whether or not insured) to the property of the Company shall have been sustained that had or could reasonably be expected to have a Material Adverse Effect, (iv) no legal or governmental action, suit or proceeding affecting the Company or any of its properties that is material to the Company or that affects or could reasonably be expected to affect the transactions contemplated by this Agreement shall have been instituted or threatened, and (v) there shall not have been any material change in the assets, properties, condition (financial or otherwise), or in the results of operations, business affairs or business prospects of the Company or its subsidiaries considered as a whole that makes it impractical or inadvisable in the Representatives’ judgment to proceed with the purchase or offering of the Shares as contemplated hereby.

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(m)       FINRA shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and agreements in connection with the offering of the Shares.

(n) The Company shall have furnished or caused to be furnished to the Representatives such further certificates or documents as the Representatives shall have reasonably requested.

4. Covenants and other Agreements of the Company and the Underwriters.

(a) The Company covenants and agrees as follows:

(i)                     The Company will use its best efforts to cause the Registration Statement, if not effective at the time of execution of this Agreement, and any amendments thereto, to become effective as promptly as possible. The Company shall prepare the Prospectus in a form approved by the Representatives and file such Prospectus pursuant to Rule 424(b) under the Securities Act not later than the Commission's close of business on the second business day following the execution and delivery of this Agreement, or, if applicable, such earlier time as may be required by the Rules. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 433(d) or 163(b)(2), as the case may be.

(ii)                      The Company shall promptly advise the Representatives in writing (A) when any post-effective amendment to the Registration Statement shall have become effective or any supplement to the Prospectus shall have been filed, (B) of any request by the Commission for any amendment of the Registration Statement or the Prospectus or for any additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus or any “free writing prospectus”, as defined in Rule 405 of the Rules, or the institution or threatening of any proceeding for that purpose and (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company shall not file any amendment of the Registration Statement or supplement to the Prospectus or any document incorporated by reference in the Registration Statement or any Issuer Free Writing Prospectus unless the Company has furnished the Representatives a copy for its review prior to filing and shall not file any such proposed amendment or supplement to which the Representatives reasonably object. The Company shall use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

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(iii)                    If, at any time when a prospectus relating to the Shares (or, in lieu thereof, the notice referred to in Rule 173(a) of the Rules) is required to be delivered under the Securities Act, any event occurs as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend or supplement the Prospectus to comply with the Securities Act or the Rules, the Company promptly shall prepare and file with the Commission, subject to the second sentence of paragraph (ii) of this Section 4(a), an amendment or supplement which shall correct such statement or omission or an amendment which shall effect such compliance.

(iv)                    If at any time following issuance of an Issuer Free Writing Prospectus there occurs an event or development as a result of which such Issuer Free Writing Prospectus would conflict with the information contained in the Registration Statement or would include an untrue statement of a material fact or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(v)                      The Company shall make generally available to its security holders and to the Representatives as soon as practicable, but not later than 45 days after the end of the 12-month period beginning at the end of the fiscal quarter of the Company during which the Effective Date occurs (or 90 days if such 12-month period coincides with the Company's fiscal year), an earning statement (which need not be audited) of the Company, covering such 12-month period, which shall satisfy the provisions of Section 11(a) of the Securities Act or Rule 158 of the Rules.

(vi)                    The Company shall furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including all exhibits thereto and amendments thereof) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and all amendments thereof and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act or the Rules, as many copies of any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and any amendments thereof and supplements thereto as the Representatives may reasonably request. If applicable, the copies of the Registration Statement, preliminary prospectus, any Issuer Free Writing Prospectus and Prospectus and each amendment and supplement thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

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(vii)                  The Company shall cooperate with the Representatives and their counsel in endeavoring to qualify the Shares for offer and sale in connection with the offering under the state Blue Sky laws of such jurisdictions as the Representatives may designate and shall maintain such qualifications in effect so long as required for the distribution of the Shares; provided, however, that the Company shall not be required in connection therewith, as a condition thereof, to qualify as a foreign corporation or to execute a general consent to service of process in any jurisdiction or subject itself to taxation as doing business in any jurisdiction.

(viii)                The Company, during the period when the Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) of the Rules) is required to be delivered under the Securities Act and the Rules or the Exchange Act, will file all reports and other documents required to be filed with the Commission pursuant to Section 13, 14 or 15 of the Exchange Act within the time periods required by the Exchange Act and the regulations promulgated thereunder.

(ix)                    Without the prior written consent of Oppenheimer & Co. Inc., for a period of 90 days after the date of this Agreement, the Company and each of its individual directors and executive officers shall not issue, sell or register with the Commission (other than on Form S-8 or on any successor form), or otherwise dispose of, directly or indirectly, any equity securities of the Company (or any securities convertible into, exercisable for or exchangeable for equity securities of the Company), except for the issuance of the Shares pursuant to the Registration Statement and the issuance of shares pursuant to the Company's existing stock option plan or bonus plan, or pursuant to other securities of the Company outstanding as of the date hereof that are convertible into or exercisable for equity securities of the Company, as described in the Registration Statement and the Prospectus. In the event that during this period, (A) any shares are issued pursuant to the Company's existing stock option plan or bonus plan that are exercisable during such 90 day period or (B) any registration is effected on Form S-8 or on any successor form relating to shares that are exercisable during such 90 period, the Company shall obtain the written agreement of such grantee or purchaser or holder of such registered securities that, for a period of 90 days after the date of this Agreement, such person will not, without the prior written consent of Oppenheimer & Co. Inc., offer for sale, sell, distribute, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or exercise any registration rights with respect to, any Common Shares (or any securities convertible into, exercisable for, or exchangeable for any Common Shares) owned by such person. Notwithstanding the foregoing, the Company represents and warrants that each such grantee or purchaser or holder of such registered securities shall be subject to similar lockup restrictions as set forth on Exhibit A attached hereto and the Company shall enforce such rights and impose stop-transfer restrictions on any such sale or other transfer or disposition of such shares until the end of the applicable period.

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(x)                      On or before completion of this offering, the Company shall make all filings required under applicable securities laws and by the Exchanges (including any required registration under the Exchange Act).

(xi)                    Prior to the Closing Date, the Company will issue no press release or other communications directly or indirectly and hold no press conference with respect to the Company, the condition, financial or otherwise, or the earnings, business affairs or business prospects of any of them, or the offering of the Shares without the prior consent of the Representatives unless in the judgment of the Company and its counsel, and after notification to the Representatives, such press release or communication is required by law.

(xii)                  The Company will apply the net proceeds from the offering of the Shares in the manner set forth under "Use of Proceeds" in the Prospectus.

(xiii)                The Company will promptly notify the Representative if the Company ceases to be an Emerging Growth Company at any time prior to the later of (a) completion of the distribution of the Shares within the meaning of the Securities Act and (b) completion of the 90-day restricted period referred to in Section 4(a)(ix) hereof.

(b)        The Company agrees to pay, or reimburse if paid by the Representatives, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, all costs and expenses incident to the public offering of the Shares and the performance of the obligations of the Company under this Agreement including those relating to: (i) the preparation, printing, reproduction filing and distribution of the Registration Statement including all exhibits thereto, each Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus, all amendments and supplements thereto and any document incorporated by reference therein, and the printing, filing and distribution of this Agreement; (ii) the preparation and delivery of certificates for the Shares to the Underwriters; (iii) the registration or qualification of the Shares for offer and sale under the securities or Blue Sky laws of the various jurisdictions referred to in Section 4(a)(vii), including for post-trade filings and all reasonable fees and disbursements of counsel for the Underwriters in connection with such registration and qualification and the preparation, printing, distribution and shipment of preliminary and supplementary Blue Sky memoranda; (iv) the furnishing (including costs of shipping and mailing) to the Representatives and to the Underwriters of copies of each Preliminary Prospectus, the Prospectus and all amendments or supplements to the Prospectus, any Issuer Free Writing Prospectus, and of the several documents required by this Section to be so furnished, as may be reasonably requested for use in connection with the offering and sale of the Shares by the Underwriters or by dealers to whom Shares may be sold; (v) the filing fees of FINRA in connection with its review of the terms of the public offering and reasonable fees and disbursements of counsel for the Underwriters in connection with such review; (vi) inclusion of the Shares for quotation on the NASDAQ Capital Market and the listing of the Shares on the TSX Venture Exchange; (vii) all transfer taxes, if any, with respect to the sale and delivery of the Shares by the Company to the Underwriters; and (viii) all costs and expenses incident to the Offering and the performance of the obligations of the Company under this Agreement, and all reasonable and documented out-of-pocket costs and expenses incident to the performance of the obligations of the Representative under this Agreement (including, without limitation, the fees and expenses of the Underwriters’ outside attorneys up to a maximum of US$125,000, excluding taxes).

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(c)        The Company acknowledges and agrees that each of the Underwriters has acted and is acting solely in the capacity of a principal in an arm’s length transaction between the Company, on the one hand, and the Underwriters, on the other hand, with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor, agent or fiduciary to the Company or any other person. Additionally, the Company acknowledges and agrees that the Underwriters have not and will not advise the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company has consulted with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company or any other person with respect thereto, whether arising prior to or after the date hereof. Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions have been and will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary duty to the Company or any other person in connection with any such transaction or the process leading thereto.

(d)        The Company represents and agrees that, unless it obtains the prior consent of the Representative, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representative, it has not made and will not make any offer relating to the Shares that would constitute an “issuer free writing prospectus,” as defined in Rule 433, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. The Company has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping. The Company represents that is has satisfied and agrees that it will satisfy the conditions set forth in Rule 433 of the Rules to avoid a requirement to file with the Commission any Road Show.

5. Indemnification.

(a)       The Company agrees to indemnify and hold harmless each Underwriter, its officers and employees and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all losses, claims, damages and liabilities, joint or several (including any reasonable investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted), to which they, or any of them, may become subject under the Securities Act, the Exchange Act or other federal or state law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, the Registration Statement, the Statutory Prospectus, the Prospectus, any Issuer Free Writing Prospectus or any “issuer-information” filed or required to be filed pursuant to Rule 433(d) of the Rules, any amendment thereof or supplement thereto, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that such indemnity shall not inure to the benefit of any Underwriter (or any person controlling such Underwriter) on account of any losses, claims, damages or liabilities arising from the sale of the Shares to any person by such Underwriter if such untrue statement or omission or alleged untrue statement or omission was made in such preliminary prospectus, the Registration Statement, the Prospectus, the Statutory Prospectus, any Issuer Free Writing Prospectus or such amendment or supplement thereto, in reliance upon and in conformity with the Underwriter Information. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

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(b)       Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Company, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each director of the Company, and each officer of the Company who signs the Registration Statement, against any losses, claims, damages or liabilities to which such party may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, the Registration Statement or the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, the Registration Statement, the Statutory Prospectus or the Prospectus or any such amendment or supplement in reliance upon and in conformity with the Underwriter Information; provided, however, that the obligation of each Underwriter to indemnify the Company (including any controlling person, director or officer thereof) shall be limited to the amount of the underwriting discount and commissions applicable to the Shares to be purchased by such Underwriter hereunder.

(c)       Any party that proposes to assert the right to be indemnified under this Section will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section, notify each such indemnifying party of the commencement of such action, suit or proceeding, enclosing a copy of all papers served. No indemnification provided for in Section 5(a) or 5(b) shall be available to any party who shall fail to give notice as provided in this Section 5(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was prejudiced by the failure to give such notice but the omission so to notify such indemnifying party of any such action, suit or proceeding shall not relieve it from any liability that it may have to any indemnified party for contribution or otherwise than under this Section. In case any such action, suit or proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and the approval by the indemnified party of such counsel, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses, except as provided below and except for the reasonable costs of investigation subsequently incurred by such indemnified party in connection with the defense thereof. The indemnified party shall have the right to employ its counsel in any such action, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of counsel by such indemnified party has been authorized in writing by the indemnifying parties, (ii) the indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iii) the indemnifying parties shall not have employed counsel to assume the defense of such action within a reasonable time after notice of the commencement thereof, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying parties. An indemnifying party shall not be liable for any settlement of any action, suit, and proceeding or claim effected without its written consent, which consent shall not be unreasonably withheld or delayed.

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6.       Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 5(a) or 5(b) is due in accordance with its terms but for any reason is unavailable to or insufficient to hold harmless an indemnified party in respect to any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate losses, liabilities, claims, damages and expenses (including any investigation, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting any contribution received by any person entitled hereunder to contribution from any person who may be liable for contribution) incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Shares pursuant to this Agreement or, if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company on the one hand and the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 6, no Underwriter (except as may be provided in the Agreement Among Underwriters) shall be required to contribute any amount in excess of the underwriting discounts and commissions applicable to the Shares purchased by such Underwriter. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Section 15 of the Securities Act or Section 20 of the Exchange Act, shall have the same rights to contribution as the Company. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 6, notify such party or parties from whom contribution may be sought, but the omission so to notify such party or parties from whom contribution may be sought shall not relieve the party or parties from whom contribution may be sought from any other obligation it or they may have hereunder or otherwise than under this Section 6. No party shall be liable for contribution with respect to any action, suit, proceeding or claim settled without its written consent. The Underwriter's obligations to contribute pursuant to this Section 6 are several in proportion to their respective underwriting commitments and not joint.

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7.       Termination.

(a)       This Agreement may be terminated with respect to the Shares to be purchased on a Closing Date by the Representatives by notifying the Company at any time at or before a Closing Date in the absolute discretion of the Representatives if: (i) there has occurred any material adverse change in the securities markets or any event, act or occurrence that has materially disrupted, or in the opinion of the Representatives, will in the immediate future materially disrupt, the securities markets or there shall be such a material adverse change in general financial, political or economic conditions or the effect of international conditions on the financial markets in the United States is such as to make it, in the judgment of the Representatives, inadvisable or impracticable to market the Shares or enforce contracts for the sale of the Shares; (ii) there has occurred any outbreak or material escalation of hostilities or acts of terrorism or other calamity or crisis the effect of which on the financial markets of the United States is such as to make it, in the judgment of the Representatives, inadvisable or impracticable to market the Shares or enforce contracts for the sale of the Shares; (iii) trading in the Shares or any securities of the Company has been suspended or materially limited by the Commission or trading generally on the New York Stock Exchange, Inc., the American Stock Exchange, Inc., the NASDAQ Stock Market or the TSX Venture Exchange has been suspended or materially limited, or minimum or maximum ranges for prices for securities shall have been fixed, or maximum ranges for prices for securities have been required, by any of said exchanges or by such system or by order of the Commission, FINRA, or any other governmental or regulatory authority; (iv) a banking moratorium has been declared by any state or federal authority; or (v) in the judgment of the Representatives, there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus, any material adverse change in the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Company and its subsidiaries considered as a whole, whether or not arising in the ordinary course of business.

(b)       If this Agreement is terminated pursuant to any of its provisions, the Company shall not be under any liability to any Underwriter, and no Underwriter shall be under any liability to the Company, except that (y) if this Agreement is terminated by the Representatives or the Underwriters because of any failure, refusal or inability on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, the Company will reimburse the Underwriters for all out-of-pocket expenses (including the reasonable fees and disbursements of their counsel) incurred by them in connection with the proposed purchase and sale of the Shares or in contemplation of performing their obligations hereunder and (z) no Underwriter who shall have failed or refused to purchase the Shares agreed to be purchased by it under this Agreement, without some reason sufficient hereunder to justify cancellation or termination of its obligations under this Agreement, shall be relieved of liability to the Company, or to the other Underwriters for damages occasioned by its failure or refusal.

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8.       Substitution of Underwriters. If any Underwriter shall default in its obligation to purchase on any Closing Date the Shares agreed to be purchased hereunder on such Closing Date, the Representatives shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase such Shares on the terms contained herein. If, however, the Representatives shall not have completed such arrangements within such 36-hour period, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Underwriters to purchase such Shares on such terms. If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided above, the aggregate number of Shares which remains unpurchased on such Closing Date does not exceed one-eleventh of the aggregate number of all the Shares that all the Underwriters are obligated to purchase on such date, then the Company shall have the right to require each non-defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at such date and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default. In any such case, either the Representatives or the Company shall have the right to postpone the applicable Closing Date for a period of not more than seven days in order to effect any necessary changes and arrangements (including any necessary amendments or supplements to the Registration Statement or Prospectus or any other documents), and the Company agrees to file promptly any amendments to the Registration Statement or the Prospectus which in the opinion of the Company and the Underwriters and their counsel may thereby be made necessary.

If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided above, the aggregate number of such Shares which remains unpurchased exceeds 10% of the aggregate number of all the Shares to be purchased at such date, then this Agreement, or, with respect to a Closing Date which occurs after the First Closing Date, the obligations of the Underwriters to purchase and of the Company to sell the Option Shares to be purchased and sold on such date, shall terminate, without liability on the part of any non-defaulting Underwriter to the Company, and without liability on the part of the Company, except as provided in Sections 4(b), 5, 6 and 7. The provisions of this Section 8 shall not in any way affect the liability of any defaulting Underwriter to the Company or the nondefaulting Underwriters arising out of such default. The term "Underwriter" as used in this Agreement shall include any person substituted under this Section 9 with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

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9. Miscellaneous. The respective agreements, representations, warranties, indemnities and other statements of the Company, and the several Underwriters, as set forth in this Agreement or made by or on behalf of them pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or the Company or any of their respective officers, directors or controlling persons referred to in Sections 5 and 6 hereof, and shall survive delivery of and payment for the Shares. In addition, the provisions of Sections 4(b), 5, 6 and 7 shall survive the termination or cancellation of this Agreement.

This Agreement has been and is made for the benefit of the Underwriters, the Company and their respective successors and assigns, and, to the extent expressed herein, for the benefit of persons controlling any of the Underwriters, or the Company, and directors and officers of the Company, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successors and assigns" shall not include any purchaser of Shares from any Underwriter merely because of such purchase.

All notices and communications hereunder shall be in writing and mailed or delivered or by telephone or facsimile if subsequently confirmed in writing, (a) if to the Representative, c/o Oppenheimer & Co. Inc., 85 Broad Street, New York, New York 10004, Attention: Equity Capital Markets, with copies to Oppenheimer & Co. Inc., 85 Broad Street, New York, New York 10004, Attention: General Counsel, and to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, Attention: Ivan K. Blumenthal, Esq., Facsimile: 212-983-3115, and (b) if to the Company, to its agent for service as such agent's address appears on the cover page of the Registration Statement, with copies to Osler, Hoskin & Harcourt LLP, 620 8th Avenue, New York, New York 10011, Facsimile 212-867-5802.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state.

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Please confirm that the foregoing correctly sets forth the agreement among us.

Very truly yours,

ACASTI PHARMA INC.

By /s/Jan D’Alvise_________________________
Name: Jan D’Alvise
Title: President and Chief Executive Officer

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Confirmed:

OPPENHEIMER & CO. INC.

___________________________________

Acting severally on behalf of itself

and as representative of the several

Underwriters named in Schedule I annexed

hereto.

By OPPENHEIMER & CO. INC.

By _/s/Eric Helenek_____________________________

Name: Eric Helenek

Title: Managing Director

[Signature page to Underwriting Agreement]

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SCHEDULE I

Name	Number of Firm Shares to Be Purchased

Oppenheimer & Co. Inc. Aegis Capital Corp.	14,940,000 1,660,000
___________________________________

Total	16,600,000

SCHEDULE II

Lock-up Signatories

Jan D’Alvise
Pierre Lemieux
Linda O’Keefe
Brian Groch
Roderick Carter
John Canan
Donald Olds

SCHEDULE III

Issuer Free Writing Prospectuses

None.

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

______, 2018

Oppenheimer & Co. Inc.

as Representative of the Several Underwriters

c/o Oppenheimer & Co. Inc.

85 Broad Street

New York, New York 10004

Re: Public Offering of Acasti Pharma Inc.

Ladies and Gentlemen:

This Letter Agreement is being delivered to you, a holder of common shares, no par value (“Common Shares”), or rights to acquire Common Shares, of Acasti Pharma Inc., a Canadian company (the “Company”), in connection with the proposed Underwriting Agreement (the “Agreement”) to be entered into by and between the Company and Oppenheimer & Co. Inc., as representative (the “Representative”) of the several underwriters named in Schedule I to the Agreement (the “Underwriters,” or each, an “Underwriter”), with respect to the proposed public offering of securities of the Company (the “Securities”) pursuant to a registration statement (the “Registration Statement”) on Form F-3 (File No. 333-223464; the “Offering”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Agreement.

In consideration of the Underwriters’ agreement to enter into the Agreement and to proceed with the Offering of the Securities, and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned hereby agrees for the benefit of the Company and the Underwriters that, without the prior written consent of the Representative, the undersigned will not, during the period ending 90 days (the “Lock-Up Period”) after the date of the prospectus supplement relating to the Offering (the “Prospectus Supplement”), directly or indirectly (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Shares or any securities convertible into or exercisable or exchangeable for Common Stock owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing. In addition, the undersigned agrees that, without the prior written consent of the Representative, it will not, during the period ending 90 days after the date of the Prospectus Supplement, make any demand for or exercise any right with respect to, the registration of any shares of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The foregoing shall not apply to (a) transactions relating to securities acquired in open market transactions after the completion of the Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Common Shares or other securities acquired in the Offering or in such open market transactions; (b) transfers of shares of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares (i) as a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the undersigned or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this agreement, “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) not involving a change in beneficial ownership, or (v) if the undersigned is a trust, to any beneficiary of the undersigned or the estate of any such beneficiary; (c) distributions of shares of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act of 1933, as amended), current or former partners (general or limited), members or managers of the undersigned, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers; (d) sales under any existing Rule 10b5-1 plan or the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Shares, provided that (i) such plan does not provide for the transfer of shares of Common Shares during the Restricted Period and (ii) no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made by or on behalf of the undersigned or the Company during the Restricted Period; and (e) sales of Common Shares pursuant to the terms of the Agreement, provided, in the case of clauses (b)-(c), that such transfer shall not involve a disposition for value and the transferee agrees in writing with the Representative and the Company to be bound by the terms hereof.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that, if the Agreement does not become effective, or if the Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, the undersigned shall be released form all obligations under this Letter Agreement.

The undersigned, whether or not participating in the Offering, understands that the Underwriters are entering into the Agreement and proceeding with the Offering in reliance upon this Letter Agreement.

[Signature page follows.]

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof (other than New York General Obligations Law § 5-1401).

Very truly yours,

[SHAREHOLDER]

By: ________________________
Name:
Title:

[Signature page to Lock-Up Agreement]